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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g)OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 33-70982

Telefónica de Argentina S.A.
 (Exact name of registrant as specified in its charter)

Avenida Ingeniero Huergo 723
(C1107AOH) Buenos Aires, Argentina
Telephone: +54 11 43322066
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Ordinary Shares
 (Title of each class of securities covered by this Form)

8.850% Senior Notes due August 2011
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  One     (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Telefónica de Argentina S.A. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 18, 2010	TELEFÓNICA DE ARGENTINA S.A.

	By:	/s/ Pablo Luis Llauró
	Name:	Pablo Luis Llauró
	Title:	Assistant General Counsel